Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

PAYMENT OF COMPLEMENTARY DIVIDENDS

We wish to inform our Stockholders that at a meeting of the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. held on August 4 2008, it was decided:

a)
to declare complementary dividends in the amount of R$ 0.15 per share, with no tax withheld at source, to the debit of the Revenue Reserve account for Dividends Equalization, which is equivalent to approximately 13 times the dividends paid on a monthly basis;

b)	to pay this complementary dividends on August 25 2008, based on the closing stockholding position as of August 15 2008.

São Paulo-SP, August 4 2008.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer